SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)
(Amendment No.    1   )1

Alternate Marketing Networks, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

01245P

(CUSIP Number)
Crane H. Kenney, Esq.
Tribune Company, 435 North Michigan Avenue, Chicago, Illinois 60611
(312) 222-9100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 10, 1999

(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page   1   of   9   Pages)

_________________

     1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01245P	13D	Page 2 of 9 Pages

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1   |  NAME OF REPORTING PERSON
    |  S.S.  OR I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON
    |
    |  Tribune Company
    |
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2   |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                   (a) [  ]
    |                                                                                      (b) [  ]
    |
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3   |  SEC USE ONLY
    |
    |
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4   |  SOURCE OF FUNDS*
    |  WC
    |
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5   |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]
    |  N/A
    |
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6   |  CITIZENSHIP OR PLACE OF ORGANIZATION
    |  Delaware
    |
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             |  7  |   SOLE VOTING POWER
NUMBER OF    |     |   689,552
SHARES       |--------------------------------------------------------------------------------------
BENEFICIALLY |  8  |   SHARED VOTING POWER
OWNED BY     |     |   0
EACH         |--------------------------------------------------------------------------------------
REPORTING    |  9  |   SOLE DISPOSITIVE POWER
PERSON       |     |   689,552
WITH         |--------------------------------------------------------------------------------------
             | 10  |   SHARED DISPOSITIVE POWER
             |     |   0
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11  |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |  689,552
    |
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12  |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                  /__/
    |  N/A
    |
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13  |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    |  14.71%
    |
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14  |  TYPE OF REPORTING PERSON*
    |  CO
    |
----------------------------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 01245P	13D	Page 3 of 9 Pages

                        This Amendment No. 1 to Schedule 13D (this “Amendment”) is being filed by Tribune Company, a Delaware corporation (“Tribune”), in order to supplement and restate the Schedule 13D filed by The Times Mirror Company (“TMC”) on September 1, 1999 (the “Schedule 13D”) and in order to file two agreements as Exhibits. By virtue of the merger of TMC with and into Tribune on June 12, 2000, Tribune became the successor in interest to the securities of Alternate Marketing Networks, Inc., a Michigan corporation (the “Issuer”), to which this Amendment relates.

Item 1.      Security and Issuer.

                        The title and class of the equity securities to which this amendment relates is the Common Stock, no par value (the “Common Stock”), of the Issuer. The principal executive offices of the Issuer are located at One Ionia S.W., Suite 300, Grand Rapids, MI 49503.

Item 2.      Identity and Background.

                        Tribune is a media company. Through its subsidiaries, Tribune publishes newspapers in print and digital formats, and broadcasts, develops and distributes information and entertainment principally in metropolitan areas in the United States. The principal business and office address of Tribune is Tribune Company, 435 North Michigan Avenue, Chicago, Illinois 60611. Tribune’s principal Internet site is www.tribune.com.

                        The names, addresses, offices and citizenship of the directors and executive officers of Tribune are set forth on Annex I hereto. Neither Tribune nor, to the knowledge of Tribune, any of the its executive officers or directors, during the last five years, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.      Source and Amount of Funds or Other Consideration.

                        As described in the original Schedule 13D, on August 20, 1999 (a) TMC and the Issuer entered into a Stock Purchase Agreement providing for the issuance by the Issuer to TMC of 350,000 shares of Common Stock (the “Issuer Shares”) in exchange for $1,050,000 and (b) TMC and Edelson Technology Partners II, L.P., a Delaware limited partnership (“Edelson”), entered into a Stock Purchase Agreement providing for the purchase by TMC of 339,552 shares of Common Stock held by Edelson (the “Edelson Shares,” and together with the Issuer Shares, the “Shares”) for a purchase price of $933,768. The source of funds used to purchase the Shares was the working capital of TMC.

CUSIP No. 01245P	13D	Page 4 of 9 Pages

Item 4.      Purpose of Transaction.

                        On September 10, 1999, TMC and the Issuer entered into a Shareholder Agreement (the “Shareholder Agreement”), a copy of which is filed herewith as Exhibit 99.3. Pursuant to the Shareholder Agreement, the number of seats on the Issuer’s Board of Directors was increased from four to five. TMC had the right to nominate a director to fill the newly created board seat and to nominate a director to fill a vacancy created by the resignation from the Board of Directors of Harry Edelson.

                        Tribune may purchase additional shares of Common Stock in the future through open- market purchases, privately negotiated transactions or otherwise. The statement in the prior sentence shall not be considered a tender offer to purchase any additional shares of Common Stock.

                        Other than as described above, Tribune has no plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although it reserves the right to develop such plans).

Item 5.      Interest in Securities of the Issuer.

                        See rows 7 through 11 and row 13 on page 2.

                        The Issuer’s Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2000 states that, as of October 31, 2000, there were 4,689,105 shares of Common Stock outstanding. The percentage ownership of Tribune was derived using this number of shares of Common Stock outstanding.

                        During the sixty-day period preceding the date of the filing of this amendment, Tribune did not acquire any shares of Common Stock. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Tribune.

Item 6.      Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                        Pursuant to the Shareholder Agreement, in the event that the Issuer desires to issue and sell additional shares of Common Stock in a public or private offering for cash (an “Offering”), Tribune has the right to purchase such number of shares to maintain its then current percentage ownership interest in the Issuer and to prevent any dilution of its percentage ownership interest in the Issuer that would otherwise occur as a result of any such Offering. In addition, Tribune has a preemptive right to purchase additional shares of Common Stock, so long as the shares of Common Stock sold to Tribune, when aggregated with the shares already held by Tribune, do not result in Tribune owning 45% or more of the outstanding shares of Common Stock.

CUSIP No. 01245P	13D	Page 5 of 9 Pages

                        On September 10, 1999, TMC and the Issuer also entered into a Registration Rights Agreement (the “Registration Rights Agreement”), a copy of which is filed herewith as Exhibit 99.4. Pursuant to the Registration Rights Agreement, if Tribune requests that the Issuer register its shares of Common Stock in an underwritten offering, the Issuer is required to register such shares under the Securities Act of 1933 (the “Securities Act”) as expeditiously as practicable. Tribune has two such demand registration rights.

                        The Issuer must bear all expenses incident to any registration effected pursuant to the Registration Rights Agreement, including the fees and expenses of a single counsel retained by Tribune; however, Tribune is responsible for the underwriting discounts and commissions in connection with any of the shares of Common Stock sold by Tribune. Tribune is entitled to customary indemnification from the Issuer against certain liabilities, including liabilities under the Securities Act.

                        In addition, the Registration Rights Agreement grants Tribune a “piggyback” registration right to include its shares of Common Stock on a pro rata basis in any registration effected for the account of the Issuer or any other person. All fees, costs and expenses of such registration (other than underwriting discounts and commissions) will be borne by the Issuer. Tribune is entitled to customary indemnification from the Issuer against certain liabilities, including liabilities under the Securities Act.

Item 7.      Material to be Filed as Exhibits.

99.1	Stock Purchase Agreement, dated as of August 20, 1999, by and among The Times Mirror Company and Alternate Marketing Networks, Inc. (previously filed)

99.2	Stock Purchase Agreement, dated as of August 20, 1999 by and between The Times Mirror Company and Edelson Technology Partners II, L.P. (previously filed)

99.3	Shareholder Agreement, dated as of September 10, 1999, by and between The Times Mirror Company and Alternate Marketing Networks, Inc.

99.4	Registration Rights Agreement, dated as of September 10, 1999, by and between The Times Mirror Company and Alternate Marketing Networks, Inc.

CUSIP No. 01245P	13D	Page 6 of 9 Pages

SIGNATURE

                        After reasonable inquiry and to the best of their knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

TRIBUNE COMPANY
By: /s/ MARK W. HIANIK Mark W. Hianik	November 17, 2000

Title: Vice President, Assistant General Counsel and Assistant Secretary

CUSIP No. 01245P	13D	Page 7 of 9 Pages

OFFICERS AND DIRECTORS

         Set forth below is a list of each of the directors and officers of Tribune Company. Unless otherwise indicated, each person identified on this Annex I shares the business address of Tribune Company and is a citizen of the United States.

             Name                          Title                            Address
             ----                          -----                            -------

Jeffrey Chandler                Director                     162 S. Rancho Santa Fe Road
                                                             Suite B-60
                                                             Encinitas, CA 92024

Dennis J. FitzSimons            Executive Vice President
                                and Director

Roger Goodan                    Director                     Schlumberger GeoQuest
                                                             5599 San Felipe/Suite 1700
                                                             Houston, TX 77056

Diego E. Hernandez              Director                     15920 Kingsmoor Way
                                                             Miami Lakes, FL  33014

Robert E. La Blanc              Director                     Robert E.  La Blanc & Associates
                                                             323 Highland Avenue
                                                             Ridgewood, New Jersey 07450

John W. Madigan                 Chairman, President and
                                Chief Executive Officer

Nancy Hicks Maynard             Director                     2109 Broadway Avenue
                                                             Apartment 9-109
                                                             New York, NY  10023

Andrew J. McKenna               Director                     Schwarz
                                                             8338 North Austin
                                                             Morton Grove, IL  60053

Kristie Miller                  Director                     5907 Frazier Lane
                                                             McLean, VA 22101

James J. O'Connor               Director                     77 West Wacker Drive
                                                             Suite 4130
                                                             Chicago, IL  60601

Donald H. Rumsfeld              Director                     400 N. Michigan Avenue
                                                             Chicago, IL  60611

Patrick G. Ryan                 Director                     Aon Corporation
                                                             123 N. Wacker Drive
                                                             30th Floor
                                                             Chicago, IL  60606

CUSIP No. 01245P	13D	Page 8 of 9 Pages

William Stinehart, Jr.          Director                     Gibson, Dunn & Crutcher LLP
                                                             2029 Century Park East
                                                             Suite 4000
                                                             Los Angeles, CA 90067

Dudley S. Taft                  Director                     Taft Broadcasting Co.
                                                             312 Walnut Street
                                                             Cincinnati, OH  45202

Thomas Unterman                 Director                     TMCT Ventures
                                                             2425 Olympic Blvd.
                                                             Suite 6050 W
                                                             Santa Monica, CA 90404

Arnold R. Weber                 Director                     Northwestern University
                                                             555 Clark Street, #209
                                                             Evanston, IL 60208

H. Kathleen Ameche              Vice President

David J. Granat                 Vice President & Treasurer

Donald C. Grenesko              Senior Vice President/
                                Finance & Administration

Mark W. Hianik                  Vice President/
                                Assistant Secretary

Timothy R. Kennedy              Vice President/
                                Development

Crane H. Kenney                 Senior Vice President/
                                General Counsel &
                                Secretary

Thomas D. Leach                 Vice President/
                                Development

Luis Lewin                      Senior Vice President/
                                Human Resources

R. Mark Mallory                 Vice President/
                                Controller

Ruthellyn Musil                 Vice President/
                                Corporate Relations

Linda Riley-Mitchell            Vice President/
                                Finance Service Center

Andrew J. Oleszczuk             Senior Vice President/
                                Development

CUSIP No. 01245P	13D	Page 9 of 9 Pages

Jeff R. Scherb                  Senior Vice President/
                                Chief Technology Officer

Shaun Sheehan                   Vice President/              1722 I Street, N. W.
                                Washington                   4th Floor
                                                             Washington, D.C.  20006

David Underhill                 Vice President